                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    4   )*
                                          -------


                            Vintage Petroleum, Inc.
                            -----------------------
                               (Name of Issuer)


                         Common Stock, $.005 par value
                         -----------------------------
                        (Title of Class of Securities)


                                  927460 10 5
                                  -----------
                                (CUSIP Number)


                         ----------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]   Rule 13d-1(b)
     [_]   Rule 13d-1(c)
     [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6
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CUSIP NO.  927460 10 5         13G                     Page 2 of 6
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Jo Bob Hille
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

     NUMBER OF              5  SOLE VOTING POWER

      SHARES                       -0-
                            ---------------------------------------------------
   BENEFICIALLY             6  SHARED VOTING POWER

     OWNED BY                      4,200,000
                            ---------------------------------------------------
       EACH                 7  SOLE DISPOSITIVE POWER

    REPORTING                      -0-
                            ---------------------------------------------------
      WITH

                            8  SHARED DISPOSITIVE POWER

                                   4,200,000
--------------------------------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,200,000
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      X
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
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CUSIP NO.  927460 10 5         13G                     Page 3 of 6
----------------------         ---                     -----------

1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mary Ann Hille
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

      NUMBER OF             5  SOLE VOTING POWER

        SHARES                     -0-
                            ---------------------------------------------------
     BENEFICIALLY           6  SHARED VOTING POWER

       OWNED BY                    4,200,000
                            ---------------------------------------------------
         EACH               7  SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                            ---------------------------------------------------
        PERSON              8  SHARED DISPOSITIVE POWER

         WITH                      4,200,000
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,200,000
--------------------------------------------------------------------------------
10  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSION

      X
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
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              CUSIP NO. 927460 10 5          13G                     Page 4 of 6
              ---------------------          ---                     -----------



Item 1.   (a)  Name of Issuer:  Vintage Petroleum, Inc.
------         --------------

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               4200 One Williams Center
               Tulsa, Oklahoma 74172

Item 2.   (a)  Name of Persons Filing:  Jo Bob Hille and Mary Ann Hille
------         --------------------------------------------------------
          (b)  Address of Principal Business Office:
               ------------------------------------

               4200 One Williams Center
               Tulsa, Oklahoma 74172

          (c)  Citizenship:  United States
               -----------

          (d)  Title of Class of Securities:  Common Stock, par value $.005
               ----------------------------

          (e)  CUSIP Number:  927460 10 5
               ------------

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
------    --------------------------------------------------------------------
          (c), check whether the person filing is a:
          ------------------------------------------

          Not Applicable

Item 4.   Ownership.
------    ---------

          (a)  Amount Beneficially Owned:  4,200,000 shares/(1)(2)/

          (b)  Percent of Class: 7.9%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: -0-

               (ii)  shared power to vote or to direct the vote:
                     4,200,000/(1)(2)/

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv)  shared power to dispose or to direct the disposition of:
                     4,200,000/(1)(2)/

  __________
  (1) Represents shares held by the Jo Bob Hille Trust, a revocable living trust, of which Jo Bob Hille and Mary Ann Hille, his spouse, are co-trustees.
  (2) Does not include 100,000 shares owned by the Jo Bob Hille and Mary Ann Hille Charitable Remainder Trust. Mr. and Mrs. Hille disclaim beneficial ownership of such shares.
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CUSIP NO. 927460 10 5          13G                     Page 5 of 6


Item 5.   Ownership of Five Percent or Less of a Class.
------    --------------------------------------------

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
------    ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
------    ---------------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not Applicable

Item 10.  Certification.
-------   -------------

          Not Applicable

Exhibit A Joint Filing Agreement
---------

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999              /s/ Jo Bob Hille
                                      -----------------
                                      Jo Bob Hille


Dated:  February 12, 1999              /s/ Mary Ann Hille
                                      --------------------
                                      Mary Ann Hille
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CUSIP NO. 927460 10 5          13G                     Page 6 of 6

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     This Joint Filing Agreement (this "Agreement") dated as of the 12th day of February, 1999, is by and between the undersigned parties.

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Vintage Petroleum, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


  /s/ Jo Bob Hille                             /s/ Mary Ann Hille
 -----------------                            -------------------
 Jo Bob Hille                                 Mary Ann Hille